

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Sagar Kurada
Chief Financial Officer
Eos Energy Enterprises, Inc.
3920 Park Avenue
Edison, New Jersey 08820

> **Re: Eos Energy Enterprises, Inc.**
> **Form S-1 filed March 8, 2021**
> **File No. 333-254001**

Dear Mr. Kurada:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charles Eastman, Staff Accountant, at (202) 551-3794 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing